UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, October 17, 2013

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:      Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication, that on October 17, 2013, the company Vial y Vives S.A., a subsidiary of GyM S.A. in Chile where we are majority shareholders, has received a “Letter of Adjudication” granted by the mining company Los Pelambres, which is owned by Antofagasta Minerals Group. The awarding is for the execution of the contract for civil works and assembly of a truck workshop with auxiliary buildings denominated “Pelambres (4ta región)”, located 3.100 meters above sea level in Los Pelambres mining, 45 kms to the East of Salamanca City, Choapa Province, Region IV of Coquimbo.

The contract amount is of US$ 78 million and will be executed in a period of 18 months, starting on October 21, 2013.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative